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                           GLOBAL RESOURCE CORPORATION
                          408 Bloomfield Drive-Unit # 1
                              West Berlin, NJ 08091

                                                                    July 3, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Russell Mancuso, Esq., Branch Chief and Geoffrey Kruczek, Esq., Staff Attorney

Re:    Amendment No. 1 to Registration Statement on Form S-1
       (Registration No. 333-151584), filed on June 13, 2008

Dear Messrs. Mancuso and  Kruczek:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Global Resource Corporation (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant's Amendment No.1 to its Registration Statement on Form S-1 (Registration No. 333-151584), filed on June 13, 2008 ("Amendment No.1"); it being understood, however, that the original filing under Registration No. 333-151584 remains.

The Registrant is requesting the withdrawal of only Amendment No. 1 because the file number on the Amendment is incorrect. Amendment No. 1 should have been filed as part of a Registration Statement on Form S-1 (Registration No. 333-149199).

On June 30, 2008 Registrant filed Amendment No. 2 with the proper file number under the Registration Statement on Form S-1 (Registration No. 333-149199). Amendment No. 2 is identical to Amendment No. 1 except for a new signature page, accountant consent and the addition of an Explanatory Note. The Registrant confirms that no securities have been sold pursuant to either Registration Statement.

Please contact the Registrant's legal counsel, Sol V. Slotnik, should you have further questions regarding this request for withdrawal. Mr. Slotnik may be reached at (212) 687-1222. Thank you for your assistance in this matter.

                                      Sincerely,

                                      GLOBAL RESOURCE CORPORATION

                                      /s/ Jeffrey J. Andrews
                                      ----------------------------------------
                                      Name: Jeffrey J. Andrews
                                      Title: Chief Financial Officer